UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ChampionsGate Acquisition Corporation
Full name of registrant:
Former name if applicable:

419 Webster Street
Address of principal executive office (Street and number):

Monterey, CA 93940
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ChampionsGate Acquisition Corporation (the “Company”) was unable to file its Annual Report on Form 10-K on a timely basis without incurring undue hardship and expense, because the Company requires additional time to work internally to assemble certain information to finalize the Form 10-K. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Evan M. Graj, Chief Financial Officer	+1	(831)-204-7337
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the fiscal year ended December 31, 2025, as compared to the period from March 27, 2024 (inception) through December 31, 2024, primarily as a result of the Company’s initial public offering (the “IPO”) consummated on May 29, 2025.

On May 29, 2025, the Company consummated an IPO of 7,475,000 units (including 975,000 units issued upon the full exercise of the over-allotment option, the “Units”). Each Unit consists of one Class A ordinary share (the “Class A ordinary share”), $0.0001 par value per share, and one right (“Right”) to receive of one-eighth of one Class A ordinary share upon the completion of the initial business combination of the Company. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $74,750,000.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated a private placement (the “Private Placement”) of 230,000 units (the “Private Placement Units”) to ST Sponsor Investment LLC, at a price of $10.00 per Private Placement Unit, generating total proceeds of $2,300,000. Each Private Placement Unit consists of one Class A ordinary share, and one Right to receive of one-eighth of one Class A ordinary share upon the completion of the Company’s initial business combination.

As a result of the consummation of the IPO and the Private Placement, the Company expects significant change in the results of the operation during the fiscal year ended December 31, 2025 compared to the period from March 27, 2024 (inception) through December 31, 2024.

ChampionsGate Acquisition Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By	/s/ Evan M. Graj
Evan M. Graj
Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).